                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
    ------------------------------------------------------------------------

                                   FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the plan year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

For the transition period from                to

Commission File No. 1-11463

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           THE PROMUS HOTEL CORPORATION
                           EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Promus Hotel Corporation
                                755 Crossover Lane
                             Memphis, Tennessee 38117

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Trustees of The Promus Hotel Corporation
  Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for plan benefits of THE PROMUS HOTEL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN as of December 31, 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Promus Hotel Corporation Employee Stock Ownership Plan as of December 31, 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 (Exhibit I) and reportable transactions for the year ended December 31, 1996 (Exhibit II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

                                        ARTHUR ANDERSEN LLP
Memphis, Tennessee,
June 10, 1997.

           THE PROMUS HOTEL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            AS OF DECEMBER 31, 1996

Net assets available for plan benefits

Investments at fair value:
  Promus Hotel Corporation Pooled Stock Fund..................  $1,854,293
                                                                ----------
                                                                ----------

        The accompanying notes to financial statements are an integral part of this statement.

           THE PROMUS HOTEL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


Additions to net assets attributed to:

   Transfers from prior plan....................................................  $1,493,096
   Net appreciation in fair value of investments................................     475,338
                                                                                  ----------
     Total additions............................................................   1,968,434
Deductions from net assets attributed to:
   Benefits paid to participants................................................    (114,141)
                                                                                  ----------
   Net increase.................................................................   1,854,293
Net assets available for plan benefits:
   Beginning of year............................................................          --
                                                                                  ----------
   End of year..................................................................  $1,854,293
                                                                                  ----------
                                                                                  ----------

        The accompanying notes to financial statements are an integral part of this statement.

           THE PROMUS HOTEL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

NOTE 1--SUMMARY DESCRIPTION OF THE PLAN

The following description of The Promus Hotel Corporation Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

PLAN INCEPTION

Prior to January 1, 1996, Promus Hotel Corporation (Promus or the Company) was the plan sponsor of The Promus Hotel Corporation Savings and Retirement Plan (the Predecessor Plan). Effective December 31, 1995, the Plan was created by splitting the Predecessor Plan into three plans: The Promus Hotel Corporation Savings and Retirement Plan A, The Promus Hotel Corporation Savings and Retirement Plan B (collectively referred to as the Savings Plans), and the Plan. The participant accounts of the Predecessor Plan were transferred in early 1996 at fair value to these new plans.

THE PLAN

The Plan is intended to be an "employee stock ownership plan" and is designed to comply with Section 4975 (e)(7) and the regulations thereunder of the Internal Revenue Code (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is designed to invest in the qualifying common stock securities of the Company.

PAYMENT OF BENEFITS

No distributions from the Plan will be made to participants until retirement, death (in which case, payment shall be made to beneficiaries or legal representatives), or otherwise termination of employment with the Company, or termination of the Plan.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES

All administrative expenses of the Plan are paid by the Company.

NOTE 3--INVESTMENT

The assets of the Plan represent an investment in the Promus Hotel
Corporation Pooled Stock Fund (the Pooled Stock Fund). The Pooled Stock
Fund invests in units of a pooled fund shared between the Plan and the Savings Plans, which in turn owns the Company's common stock securities and certain money market instruments. The Plan owns 140,679.245 units out of the total 1,943,809.923 units of the Pooled Stock Fund.

As of December 31, 1996, the investments in the Pooled Stock Fund are stated at fair value based on the quoted market price of the underlying common stock securities as of the last business day of the Plan year.

The fair value of individual investments that represents 5% or more of the Plan's net assets available for plan benefits as of December 31, 1996 is as follows:


Promus Hotel Corporation Pooled
    Stock Fund............................................. $1,854,293
                                                            ----------
                                                            ----------

NOTE 4--PLAN TERMINATION

On February 21, 1996, the Board of Directors of the Company elected to terminate the Plan upon receipt of a favorable tax-exempt determination from the Internal Revenue Service (IRS). The IRS issued a determination letter dated April 17, 1997, stating that the Plan was designed in accordance with the applicable requirements of the IRC. Based on the favorable letter received, management anticipates that it will terminate the Plan during 1997, at which time, based on the discretion of Plan participants, participant balances will be either transferred to the Savings Plans or such balances will be distributed directly to participants.

                                                                 EXHIBIT I
           THE PROMUS HOTEL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
            LINE 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1996

                                                                                          ADJUSTED      CURRENT
IDENTITY OF ISSUER                                  DESCRIPTION OF INVESTMENT               COST         VALUE
------------------------------------------  ------------------------------------------  ------------  ------------
*Promus Hotel Corporation                   140,679.245 units of the Pooled
                                            Stock Fund                                    $1,636,006    $1,854,293

------------------------

*   Represents a Party-In-Interest.

                                                                  EXHIBIT II
           THE PROMUS HOTEL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
                  LINE 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                             PURCHASES                             SALES
                                                    ----------------------------  -----------------------------------------
                                                        NUMBER OF      PURCHASE       NUMBER OF        SALES      COST OF
IDENTITY OF ISSUER         DESCRIPTION OF ASSETS      TRANSACTIONS       PRICE      TRANSACTIONS       PRICE       ASSETS
------------------------  ------------------------  -----------------  ---------  -----------------  ----------  ----------
*Promus Hotel               Pooled Stock Fund
  Corporation...........                                        3        $26,465             79       $113,669    $104,383



                           SALES
                          ---------
IDENTITY OF ISSUER          GAIN
------------------------  ---------
*Promus Hotel
  Corporation...........   $9,286

------------------------

*   Represents a Party-In-Interest.

                                    Signature
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  THE PROMUS HOTEL CORPORATION
                                  EMPLOYEE STOCK OWNERSHIP PLAN




         DATED: JUNE 26, 1997     By:   /s/ JEFFERY M. JARVIS
                                  ----------------------------------
                                        (Jeffery M. Jarvis, Authorized
                                           Trustee of the Plan, Vice
                                           President and Controller of
                                           Promus Hotel Corporation)

                                       11



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                                       EXHIBIT INDEX
                                       -------------

EXHIBIT NO.             DESCRIPTION                         SUBMISSION MEDIA
-----------             -----------                         ----------------

EX-23                   Consent of Arthur Andersen          Electronic
                        LLP, Independent Public
                        Accountants, dated
                        June 24, 1997.